Exhibit 99.1

Bellatrix Announces Conference Call to Discuss Corporate Presentation and Operations

TSX, NYSE MKT: BXE

CALGARY, June 9, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that it will be holding a conference call to discuss Bellatrix's corporate presentation and operations on June 10, 2014 at 9:00 am MDT/11:00 am EDT. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available by calling 1-855-859-2056 or 403-451-9481 and entering passcode 59132859 followed by the pound sign.

A copy of Bellatrix's current Corporate Presentation is available on Bellatrix's website at http://www.bellatrixexp.com.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 19:26e 09-JUN-14